SEC File No 812-________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

In the Matter of

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

(“Affiliated Borrower”)

Deutsche Investment Management Americas Inc.

345 Park Avenue

New York, New York 10154

Deutsche Asset Management International GmbH

Mainzer Landstrasse 178-190

Frankfurt, Germany D-60327

(together, the “Advisers”)

Cash Account Trust

Cash Management Portfolio

Cash Reserve Fund, Inc.

DWS Advisor Funds

DWS Balanced Fund

DWS Blue Chip Fund

DWS Communications Fund, Inc.

DWS Dreman Value Income Edge Fund, Inc.

DWS Equity 500 Index Portfolio

DWS Equity Trust

DWS Global Commodities Stock Fund, Inc.

DWS Global High Income Fund, Inc.

DWS Global/International Fund, Inc.

DWS High Income Series

DWS High Income Trust

DWS Income Trust

DWS Institutional Funds

DWS International Fund, Inc.

DWS Investment Trust

DWS Investments VIT Funds

DWS Money Funds

DWS Money Market Trust

DWS Multi-Market Income Trust

DWS Municipal Income Trust

DWS Municipal Trust

DWS Mutual Funds, Inc.

DWS Portfolio Trust

DWS RREEF Real Estate Fund, Inc.

DWS RREEF Real Estate Fund II, Inc.

DWS RREEF World Real Estate & Tactical Strategies Fund, Inc.

DWS Securities Trust

DWS State Tax-Free Income Series

DWS State Tax-Free Trust

DWS Strategic Government Securities Fund

DWS Strategic Income Fund

DWS Strategic Income Trust

Page 1 of 32 sequentially numbered pages (including exhibits).

DWS Strategic Municipal Income Trust

DWS Target Date Series

DWS Target Fund

DWS Tax Free Trust

DWS Technology Fund

DWS Value Equity Trust

DWS Value Series, Inc.

DWS Variable Series I

DWS Variable Series II

Investors Cash Trust

Tax-Exempt California Money Market Fund The Central Europe and Russia Fund, Inc. The European Equity Fund, Inc. The New Germany Fund, Inc. 345 Park Avenue New York, New York 10154 (“Affiliated Funds”)

APPLICATION PURSUANT TO SECTIONS 6(c), 17(b) and 17(d)

OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), AND RULE 17d-1 THEREUNDER, FOR AN

ORDER OF EXEMPTION FROM SECTION 17(a)(3) AND 17(d) OF THE ACT, AND RULE 17d-1 THEREUNDER TO PERMIT AFFILIATED FUNDS TO LOAN SECURITIES TO AFFILIATED BORROWER/BROKER-DEALER

Comments regarding this Application

should be addressed to:

W. John McGuire, Esquire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

(202) 739-5654

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:	)	APPLICATION PURSUANT TO SECTIONS 6(c), 17(b) and 17(d)
	)	OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED
Deutsche Bank Securities Inc.	)	(THE “ACT”), AND RULE 17d-1 THEREUNDER, FOR AN
Deutsche Investment Management Americas Inc.	)	ORDER OF EXEMPTION FROM SECTION 17(a)(3) AND 17(d) OF THE
Deutsche Asset Management International GmbH	)	ACT , AND RULE 17d-1 THEREUNDER TO PERMIT
Cash Account Trust et al.	)	AFFILIATED FUNDS TO LOAN SECURITIES TO AFFILIATED BORROWER/BROKER-DEALER

File No. 812-

I.  INTRODUCTION

Deutsche Bank Securities Inc. (“Affiliated Borrower”), Deutsche Investment Management Americas Inc. and Deutsche Asset Management International GmbH (together, the “Advisers”), each a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and Cash Account Trust, Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Advisor Funds, DWS Balanced Fund, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Dreman Value Income Edge Fund, Inc., DWS Equity 500 Index Portfolio, DWS Equity Trust, DWS Global Commodities Stock Fund, Inc., DWS Global/International Fund, Inc., DWS Global/International Fund, Inc., DWS High Income Series, DWS High Income Trust, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Money

Funds, DWS Money Market Trust, DWS Multi-Market Income Trust, DWS Municipal Income Trust, DWS Municipal Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS RREEF Real Estate Fund, Inc., DWS RREEF Real Estate Fund II, Inc., DWS RREEF World Real Estate & Tactical Strategies Fund, Inc., DWS Securities Trust, DWS State Tax-Free Trust, DWS State Tax-Free Trust, DWS Strategic Government Securities Fund, DWS Strategic Income Fund, DWS Strategic Income Trust, DWS Strategic Municipal Income Trust, DWS Target Date Series, DWS Target Fund, DWS Tax Free Trust, DWS Technology Fund, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, DWS Variable Series II, Investors Cash Trust, Tax-Exempt California Money Market Fund, The Central Europe and Russia Fund, Inc., The European Equity Fund, Inc. and The New Germany Fund, Inc. (each referred to herein as an “Affiliated Fund” and collectively referred to herein as the “Affiliated Funds”), and any existing or future series of the foregoing (together, the “Applicants”) hereby submit this application (the “Application”) requesting an order of the United States Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c), 17(b) and 17(d) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 thereunder, exempting the Applicants from the provisions of Section 17(a)(3) and Section 17(d) of the Act, and Rule 17d-l thereunder, to permit the Affiliated Borrower, including any entity controlling, controlled by, or under common control (as that term is defined under Section 2(a)(9) under the Act) with the Affiliated Borrower (“Affiliated Borrowers”), to borrow portfolio securities from the Affiliated Funds through securities lending transactions (“Transactions”). In view of the nature of this request, Applicants further request that any order of exemption issued by the Commission in response to this request also be applicable to any other registered investment company or series thereof that is currently or in the future may be advised by one of the Advisers, or any other entity controlling, controlled by, or under common control (as defined in Section 2(a)(9) of the Act) with one of the Advisers, provided that the conditions and procedures applicable to each Affiliated Fund, as described below, will be equally applicable to such other registered investment company or series.1

II.  D ESCRIPTION OF APPLICANTS

A.	Affiliated Borrowers

Deutsche Bank Securities Inc. is a wholly owned subsidiary of DB U.S. Financial Markets Holding Corporation, a wholly-owned subsidiary of Taunus Corporation, which is a wholly-owned subsidiary of Deutsche Bank AG, a German corporation. Deutsche Bank Securities Inc. is a registered broker-dealer and investment adviser with the Commission and is a member of the Financial Industry Regulatory Authority, various exchanges and the Securities Investors Protection Corporation. As a futures commission merchant, Deutsche Bank Securities Inc. is registered with the Commodities Futures Trading Commission, is a clearing member of the Chicago Board of Trade, Chicago Mercantile Exchange, New York Mercantile Exchange and ICE Futures U.S., and is a member of the National Futures Association.

Deutsche Bank Securities Inc. provides trade execution services for a broad range of domestic and international clients. It provides securities brokerage and investment advisory services to private clients and institutions and correspondent clearing services to broker-dealers. Deutsche Bank Securities Inc. provides a variety of capital raising, market making and brokerage services for its government, financial institution and corporate clients, including fixed income and equity sales and trading, prime brokerage services, including securities lending, emerging markets activities and equity market research and investment banking. Deutsche Bank Securities Inc.

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[1]	All registered investment companies advised by the Advisers that currently intend to rely on the order have been named as applicants.

also executes trading arbitrage strategies for its own account using debt, equity and related derivative instruments.

Deutsche Bank Securities Inc. is under common control with, and therefore an affiliated person of, the Advisers. Consequently, Deutsche Bank Securities Inc. may be deemed to be an affiliated person of an affiliated person of the investment companies advised by the Advisers.

B.	Investment Advisers

Deutsche Asset Management International GmbH, a registered investment adviser under the Advisers Act, serves as the investment adviser to The European Equity Fund, Inc., The New Germany Fund, Inc. and The Central Europe and Russia Fund, Inc. Deutsche Investment Management Americas Inc., a registered investment adviser under the Advisers Act, serves as investment adviser to the remaining Affiliated Funds, although it has delegated certain of its responsibilities with respect to certain Affiliated Funds to sub-advisers.2

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2            These sub-advised Affiliated Funds and their sub-advisers are as follows: (1) DWS Lifecycle Long Range Fund, a series of DWS Advisor Funds, is sub-advised by Aberdeen Asset Management Inc; (2) DWS RREEF Real Estate Securities Fund, a series of DWS Advisor Funds, is sub-advised by RREEF America LLC; (3) DWS RREEF Global Real Estate Securities Fund, a series of DWS Advisor Funds, is sub-advised by RREEF America L.L.C., RREEF Global Advisors Limited, Deutsche Asset Management (Hong Kong) Limited, and Deutsche Investments Australia Limited; (4) DWS Balanced Fund is sub-advised in part by Deutsche Asset Management International GmbH; (5) DWS Dreman Value Income Edge Fund, Inc. is sub-advised by Dreman Value Management, L.L.C.; (6) DWS Equity 500 Index Portfolio, a New York trust, is sub-advised by Northern Trust Investments, N.A.; (7) DWS RREEF Global Infrastructure Fund, a series of DWS Global/International Fund, Inc., is sub-advised by RREEF America L.L.C., RREEF Global Advisors Limited, Deutsche Asset Management (Hong Kong) Limited, and Deutsche Investments Australia Limited; (8) DWS U.S. Bond Index Fund, a series of DWS Institutional Funds, is sub-advised by Northern Trust Investments N.A.; (9) DWS EAFE® Equity Index Fund, a series of DWS Institutional Funds, is sub-advised by Northern Trust Investments, N.A.; (10) DWS International Value Opportunities Fund, a series of DWS International Fund, Inc., is sub-advised by Deutsche Asset Management International GmbH; (11) DWS Equity 500 Index VIP, a series of DWS Investments VIT Funds, is sub-advised by Northern Trust Investments, N.A.; (12) DWS Small Cap Index VIP, a series of DWS Investments VIT Funds, is sub-advised by Northern Trust Investments, N.A.; (13) DWS RREEF Real Estate Fund, Inc. is sub-advised by RREEF America L.L.C.; (14) DWS RREEF Real Estate Fund II, Inc. is sub-advised by RREEF America LLC.; (15) DWS RREEF World Real Estate & Tactical Strategies Fund, Inc. is sub-advised by RREEF Global Advisors Limited, Deutsche Asset Management (Hong Kong) Limited, and Deutsche Investments Australia Limited; (16) DWS Climate Change Fund, a series of DWS Securities Trust, is sub-advised by Deutsche Asset Management International GmbH; (17) DWS Dreman Mid Cap Value Fund, a series of DWS Value Series, Inc., is sub-advised by Dreman Value Management, L.L.C.; (18) DWS Dreman Small Cap Value Fund, a series of DWS Value Series, Inc., is sub-advised by Dreman Value Management, L.L.C.; (19) DWS Large Cap Value Fund, a series of DWS Value Series, Inc., is sub-advised by Deutsche Asset Management International GmbH; (20) DWS Alternative Asset Allocation Plus VIP, a series of DWS Variable Series II, is sub-advised by RREEF America L.L.C., RREEF Global Advisors Limited, Deutsche Asset Management (Hong Kong) Limited, and Deutsche Investments Australia Limited; (21) DWS Balanced VIP, a series of DWS Variable Series II, is sub-advised in part by Deutsche Asset Management International GmbH; (22) DWS Dreman Small Mid Cap Value VIP, a series of DWS Variable Series II, is sub-advised by Dreman Value Management, L.L.C.; (23) DWS Large Cap Value VIP, a series of DWS Variable Series II, is sub-advised by Deutsche Asset Management International GmbH; and (24) DWS Turner Mid Cap Growth VIP, a series of DWS Variable Series II, is sub-advised by Turner Investment Partners, Inc.

C.	Affiliated Funds

Each of the Affiliated Funds is a registered investment company. Several of the Affiliated Funds consist of multiple investment series, each of which has separate investment objectives and assets. The Affiliated Funds invest in a range of equity and fixed-income securities.

Cash Account Trust, DWS Advisor Funds, DWS Balanced Fund, DWS Blue Chip Fund, DWS Equity Trust, DWS High Income Series, DWS High Income Trust, DWS Income Trust, DWS Institutional Funds, DWS Investment Trust, DWS Investments VIT Funds, DWS Money Funds, DWS Money Market Trust, DWS Multi-Market Income Trust, DWS Municipal Income Trust, DWS Municipal Trust, DWS Portfolio Trust, DWS Securities Trust, DWS State Tax-Free Trust, DWS State Tax-Free Trust, DWS Strategic Government Securities Fund, DWS Strategic Income Fund, DWS Strategic Income Trust, DWS Strategic Municipal Income Trust, DWS Target Date Series, DWS Target Fund, DWS Tax Free Trust, DWS Technology Fund, DWS Value Equity Trust, DWS Variable Series I, DWS Variable Series II, Investors Cash Trust and Tax-Exempt California Money Market Fund are each organized as a Massachusetts business trust.

Cash Reserve Fund, Inc., DWS Communications Fund, Inc., DWS Dreman Value Income Edge Fund, Inc., DWS Global Commodities Stock Fund, Inc., DWS Global/International

Fund, Inc., DWS Global/International Fund, Inc., DWS International Fund, Inc., DWS Mutual Funds, Inc., DWS RREEF Real Estate Fund, Inc., DWS RREEF Real Estate Fund II, Inc., DWS RREEF World Real Estate & Tactical Strategies Fund, Inc., DWS Value Series, Inc., The Central Europe and Russia Fund, Inc., The European Equity Fund, Inc. and The New Germany Fund, Inc. are each organized as a Maryland corporation.

Cash Management Portfolio and DWS Equity 500 Index Portfolio are each organized as a New York trust.

IIIl.  THE  PROPOSED TRANSACTIONS

A.	Introduction

Various third-parties currently act as securities lending agent to the Affiliated Funds with respect to the U.S. and non-U.S. securities portfolio of the Affiliated Funds (the “Available Securities”) pursuant to a securities lending agency agreement (the “Agency Agreement”) (the “Program”).3 Under the Agency Agreement, lending agents are compensated by receiving a percentage of the loan fee received by the Affiliated Fund for lending its securities.

Each Affiliated Fund is authorized by its investment policies and restrictions to seek additional income by lending portfolio securities. In addition, the Boards of Directors/Trustees of the Affiliated Funds (the “Board”), including a majority of those Board members who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (the

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[3]

Currently, the following third-party lending agents are authorized to participate in the Program: Brown Brothers Harriman & Co., Goldman Sachs Agency Lending, State Street Bank and Trust Company, Wachovia Global Securities Lending, Securities Finance Trust Co. and JP Morgan (while authorized, JP Morgan is not active within the Program). If in the future an affiliate is authorized to act as lending agent in the Program, in addition to the conditions proposed in this Application, such affiliated lending agent will comply with the conditions set forth in prior relief granted to the Affiliated Funds permitting, among other things, the use of an affiliated lending agent. See Bankers Trust Company, et al., Investment Company Act Release Nos. 23370 (July 31, 1998)(notice) and 23401(Aug. 16, 1998)(order); and Bankers Trust Company, et al., Investment Company Act Release Nos. 24341 (March 17, 2000)(notice) and 24391 (April 12, 2000)(order).

“Independent Trustees”), have approved the Affiliated Funds’ participation in the Program and monitor the Program on an ongoing basis.

The Affiliated Funds propose to lend securities to the Affiliated Borrowers. The Affiliated Funds seek to lend many different securities in order to maximize revenues from lending activities and to diversify the borrowers to whom they may lend. Because only a few borrowers may seek to borrow a particular security at a given time, a prohibition on lending to the Affiliated Borrowers would reduce the amount of securities that the Affiliated Fund could lend at any given time. Furthermore, the lack of diversity in borrowers could have a tangible effect on the spreads that the Affiliated Fund receives from unaffiliated borrowers. Even if other borrowers were interested in borrowing the same securities as the Affiliated Borrowers were interested in borrowing, the Affiliated Fund would be less able to negotiate a favorable spread because unaffiliated borrowers would not be subject to competition from the Affiliated Borrowers.

Pursuant to the Agency Agreement, each Affiliated Fund has (i) appointed a lending agent to serve as its agent in connection with lending Available Securities from time to time, and (ii) authorized a lending agent, as agent on behalf of and in the name of the Affiliated Fund, to enter into a securities loan agreement (“SLA”) with each entity designated by the Affiliated Fund as an approved borrower (each a “Borrower” and collectively, the “Borrowers”). Applicants seek to expand the universe of Borrowers to include Affiliated Borrowers.

All securities lent under an SLA are exchanged for collateral in the form of cash or Treasuries from the Borrowers, including the Affiliated Borrowers. All collateral received in respect of loaned securities is held in an account established for the purpose of holding collateral in the name of the Affiliated Fund (a “Custody Account”) and maintained with various entities eligible to act as custodian with respect to such collateral (each, a “Collateral Custodian”) pursuant, in each case, to an escrow agreement among the Collateral Custodian, the Affiliated Fund and a Borrower (a “Custody Account Agreement”). The Affiliated Fund authorizes and directs the lending agent to instruct the Collateral Custodian to transfer any cash collateral to the Fund’s investment adviser for reinvestment. The lending agent then monitors the transfer of cash to the appropriate permitted investment as defined in the SLA. Currently, cash collateral is invested in the Daily Assets Fund Institutional, a series of DWS Institutional Funds, an Affiliated Fund managed in accordance with Rule 2a-7 under the Act. For tax and accounting purposes, the Affiliated Fund remains the owner of the securities that are loaned to each Borrower and the Affiliated Fund retains the right to receive from each Borrower any interest, dividends, and other payments, all distributions of cash or other property, and all options, warrants, rights and other securities issued or distributed with respect to loaned securities.

B.	Terms of the Agency Agreement

The Agency Agreement and the SLA establish, with respect to each Transaction, the initial and on-going collateralization requirements; the type of collateral that may be accepted; and the manner in which fees generated from Transactions are allocated between a lending agent and the Affiliated Fund. Each loan is terminable at any time by either the Borrower or the Affiliated Fund.

The Affiliated Funds have prepared a list of Borrowers that are eligible to participate in the Program. That list is appended to the Agency Agreement. Each lending agent has the discretion to refuse to lend securities to any Borrower on the list. The Affiliated Funds provide eachlending agent with instructions with respect to the maximum dollar amount or percentage of Available Securities that may be subject to loans.

C.	Duties of the Lending Agent

The duties of any lending agent (both affiliated and unaffiliated) as lending agent for the Affiliated Funds, as well as procedures governing the collateral, are included in the Agency Agreement. As lending agent, among other things, it is responsible for soliciting Borrowers for the Available Securities; negotiating fee levels for each Transaction; providing delivery and receipt instructions to Collateral Custodians; daily reconciliation of loan positions with Collateral Custodians; daily monitoring of the value of loaned securities; daily marking to market of collateral levels on all loaned positions; collecting additional collateral as necessary; monitoring and facilitating payment/recognition of corporate action and dividend entitlements; managing overall loan exposure in accordance with level defined in each Affiliated Fund’s prospectus; and coordinating the payments of lending fees to the Affiliated Fund and rebates to Borrowers on a monthly basis. Personnel retained by each lending agent to provide day-to-day lending agency services to the Affiliated Fund do not provide investment advisory services to the Affiliated Funds or participate in any way in the selection of portfolio securities for, or other aspects of the management of, the Affiliated Funds.

D.	The Collateral

The only type of collateral that may be delivered by a Borrower under an SLA is cash or Treasuries. As previously mentioned, custody of all collateral is maintained by a Collateral Custodian in a Custody Account pursuant to a Custody Account Agreement. A Custody Account Agreement generally provides, among other things, that collateral in respect of loaned securities is the property of the Affiliated Fund during the term of a securities loan to which the collateral relates and sets forth the respective duties of the Collateral Custodian, the

Affiliated Fund and the Borrower in connection with delivering and maintaining required amounts of collateral and redelivering collateral to the Borrower upon the termination of a securities loan. As previously noted, currently, cash collateral is invested in the Daily Assets Fund Institutional, a series of DWS Institutional Funds, an Affiliated Fund managed in accordance with Rule 2a-7 under the Act. To the extent that the value of the collateral is less than the collateral percentage4 of the market value of the loaned securities on any business day, the Borrower, upon notice from the lending agent, is obligated to deliver on the following business day additional collateral to the Custody Account to satisfy applicable margin requirements. Should the Borrower fail to transfer such additional collateral, the lending agent may terminate the loan and either (i) require the Borrower to return the loaned securities or (ii) institute other remedies against the Borrower designed to compensate the Affiliated Fund for the value of the loaned securities, together with any other liabilities incurred by the Affiliated Fund in connection with such Borrower’s failure. Upon termination of the loan, the Affiliated Fund is responsible for returning to the Borrower the principal value of the collateral.

E.	Compensation of the Affiliated Fund

Each lending agent is authorized by the Affiliated Fund under the Agency Agreement to negotiate on the Affiliated Fund’s behalf with the Borrowers all terms of a securities loan arrangement, including the amounts or fees to be paid pursuant to the applicable SLA, subject to the terms and conditions applicable herein with respect to any loans to Affiliated Borrowers.

Pursuant to the Agency Agreement, the Affiliated Fund receives a loan fee, derived from investment of the cash collateral and fees from Borrowers, if any, less any

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[4]	The collateral percentage applicable to an SLA is equal to at least 102%.

applicable rebate payable to Borrower, which is accrued on a daily basis. The accrued income is calculated daily based on the market value of the loaned securities specified in the SLA.

IV.  PROPOSED RELIEF REGARDING LENDING TO AFFILIATED BORROWERS

Applicants respectfully request an order pursuant to Sections 6(c) and 17(b) of the Act, exempting the Affiliated Borrowers from the provisions of Section 17(a)(3) of the Act, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to permit the Affiliated Borrowers to borrow portfolio securities from the Affiliated Funds.

A.	Statement of Facts

The Applicants propose that the Affiliated Funds be permitted to lend Available Securities from time to time to the Affiliated Borrowers. In turn, the Affiliated Borrowers will have the ability to borrow Available Securities from the Affiliated Funds. Unlike purchasing and selling portfolio securities, where the investment adviser on behalf of a portfolio selects the executing broker, when lending portfolio securities, a fund must be invited by a Borrower to make a loan. Further, only certain issues held by a fund will be in demand, and fewer still will have more than one Borrower competing for loans. Thus, Borrowers may ordinarily select from a large number of potential lenders.5

An Affiliated Fund currently may lend Available Securities to any number of Borrowers meeting its established criteria. However, only a limited number of qualified Borrowers may apply to borrow Available Securities from the Affiliated Fund. A failure to grant the requested exemption will limit the number of companies to whom the Affiliated Fund can lend securities and will exclude Affiliated Borrowers, who are highly active in the securities

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[5]

Borrowers generally select lenders based upon a number of factors, including the amount charged and the ability of the lender to provide timely and accurate delivery. To some extent, if these factors are substantially the same, the decision to enter into a borrowing relationship also may be influenced by other factors such as the availability of large, diversified portfolios or continuing business relationships.

borrowing market, from the group of Borrowers to whom the Affiliated Funds may loan securities.

B.	Applicable Law and Relief Requested
(i)	Applicable Law and Analysis - Section 17(a)(3)

Section 17(a)(3) of the Act, with certain exceptions not here relevant, makes it unlawful for any affiliated person or principal underwriter for a registered investment company or a second-tier affiliated person, acting as principal, to borrow money or other property from that registered investment company or from any company controlled by such registered company (unless the borrower is controlled by the lender) except as permitted by Section 21(b). The Affiliated Borrower and Deutsche Investment Management Americas Inc. and Deutsche Asset Management International GmbH are each indirect wholly-owned subsidiaries of Deutsche Bank AG, and thus deemed to be affiliated persons because they are under common control. Further, because each Affiliated Fund is advised by either Deutsche Investment Management Americas Inc. or Deutsche Asset Management International GmbH, for purposes of Section 17(a)(3) of the Act, Affiliated Borrowers may be second-tier affiliated persons of the Affiliated Funds, in which case they would not be permitted to “borrow property” from an Affiliated Fund absent exemptive relief.

(ii)	Relief Requested - Section 17(a)(3)

To the extent relief is necessary for the Affiliated Borrowers, relief from the potential application of Section 17(a)(3) of the Act is sought in this Application to permit the Affiliated Borrowers to borrow Available Securities from the Affiliated Funds. Section 17(b) of the Act provides that, notwithstanding Section 17(a), any person may file with the Commission an application for an order exempting a proposed transaction, and the Commission shall grant the requested relief if evidence establishes that (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act; and (3) the proposed transaction is consistent with the general purposes of the Act.

Because the Affiliated Funds currently use only third-party lending agents that have no reason to favor an Affiliated Borrower over an unaffiliated Borrower, we believe the Affiliated Funds are already protected against the primary concerns of fairness and overreaching raised by such transactions. Nonetheless, the Affiliated Funds would adopt and employ procedures to help guard against certain conflicts or concerns raised in connection with Transactions with an Affiliated Borrower.

In connection with Transactions with Affiliated Borrowers, the Chief Compliance Officer (or their designee) of the Affiliated Funds will review reports prepared daily on each loan transaction. In reviewing the loan transactions occurring on the previous day, the Chief Compliance Officer will compare the spreads charged to the unaffiliated Borrowers with those charged to Affiliated Borrowers. It is possible that on any given day only a few loans will be made and, therefore, there may not be a directly comparable loan. If this is the case, and the Chief Compliance Officer cannot make a reasonable evaluation based on all the loans outstanding, he or she will contact thelending agent for an explanation of the method used to determine the spread charged. As part of the compliance review, the Chief Compliance Officer will also confirm that all Transactions for the period comply with the conditions of any order issued in connection with this Application, and make appropriate inquiries into any exceptions. The Chief Compliance Officer will report the results of his compliance reviews quarterly to the Board, including a majority of the Independent Trustees, and will specifically note those spreads for which he could not arrive at a reasonable evaluation and the reasons for the difficulty in arriving at an evaluation or the results of its investigation into any exceptions as described above.

Each lending agent’s procedures for soliciting and negotiating securities loans will not favor any Borrower, including Affiliated Borrowers. If more than one Borrower requests a loan of the same assets, the lending agent will generally allocate those assets on a highest spread basis. If more than one request for the same security is received at approximately the same time, other factors, such as volume of business, may be considered. Furthermore, in order for alending agent to maintain and increase its lending agent business, it must be regarded by major Borrowers (including Affiliated Borrowers) as a fair and reliable supplier of securities. Were a lending agent to systematically favor the Affiliated Borrowers or its affiliates in allocating securities or setting fees, it would jeopardize its relationships with other Borrowers, and therefore its business. In addition, when a lending agent negotiates a fee with a Borrower for securities available for lending, it will do so on a “global” basis for its entire available inventory in that security, without regard to the beneficial owner of the security.

Quarterly and annual reports prepared by each lending agent summarizing all loan activity also will be presented to the Board, including a majority of the Independent Trustees. The quarterly report will include the following reports: by Affiliate Fund, a quarterly earnings summary and comparison; by Affiliate Fund, year-to-date earnings comparison, Borrower exposure by average market value; Borrower loan summary, listing minimum, maximum and average spread of loans by Borrower for each lending agent. The annual report will show, by Borrower, income received in connection with Transactions under the Program for each Affiliated Fund for the last five years.

The periodic reports will present a picture and if a pattern appears on loans made to Affiliated Borrowers or to any Borrower that is inconsistent with loans made to the other Borrowers, appropriate inquiries will be made by the officers of each Affiliated Fund, including the Chief Compliance Officer, and reported to the Board.

Should the Affiliated Funds employ an affiliated lending agent6 in any Transactions in the future, the Board recognizes that additional procedures must be in place to guard against the conflict that exists between an affiliated lending agent and Affiliated Borrower on the one hand and the Affiliated Funds on the other. Following is a description of certain additional procedures designed to protect the Affiliated Funds when an affiliated lending agent is involved in a Transaction with an Affiliated Borrower.

➢

To ensure that there is an arm’s length standard against which to determine whether the terms of the securities loans made to Affiliated Borrowers are reasonable and fair, each Affiliated Fund, on an aggregate basis, will make at least 50% of its securities loans, as a percentage of the total value of the Affiliated Fund’s securities loans to all Borrowers, to unaffiliated Borrowers. A rolling ninety-day period will be utilized in determining the percentage of loans made to Affiliated Borrowers. The total value of Available Securities loaned to Affiliated Borrowers during such period will be divided by the value of all Available Securities loaned during the same period. If the value of Available Securities loaned to

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[6]	See note 3 supra.

Affiliated Borrowers exceeds 50% of the total value of Available Securities loaned, no new loans will be made to Affiliated Borrowers until the percentage is again at or below 50%.

➢

To ensure that Affiliated Borrowers will not borrow securities in transactions which are disadvantageous to an Affiliated Fund, the fees to the Affiliated Fund or “spreads” in respect of loans to Affiliated Borrowers shall be reasonable and fair compared to the spreads in respect to loans to unaffiliated Borrowers.[7]

➢

The Board, including a majority of the Independent Trustees, shall adopt procedures reasonably designed to provide that the spread with respect to a loan to an affiliated borrower shall be fair and reasonable as described above. Further, the Board shall determine not less frequently than quarterly that all loans effected pursuant to this requested order during the preceding quarter were effected in compliance of such procedures.

Based on the foregoing and consistent with Section 17(b), Applicants believe that the terms of any Transactions with Affiliated Borrowers would be reasonable and fair and would not involve overreaching on the part of any person concerned.

Also consistent with Section 17(b), Applicants represent that the requested exemption is consistent with the policies of the Affiliated Fund, as recited in each Affiliated Fund’s registration statement and reports filed under the Act. Finally, Applicants believe that the proposed exemption is consistent with the general purposes of the Act and that a failure to grant

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[7]

As noted above, the “spread” is the compensation earned by the Affiliated Fund, as lender, from a securities loan, which compensation is in the form of a lending fee payable by the Borrower to the Affiliated Fund.

the requested exemption will limit the number of companies to whom an Affiliated Fund can lend securities and will exclude the Affiliated Borrowers from the group of Borrowers to whom the Affiliated Fund may lend securities.

Section 6(c) of the Act provides that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provisions of the Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants believe that the conditions under which the Affiliated Fund may lend Available Securities to Affiliated Borrowers as described above are consistent with the protection of investors. Furthermore, Applicants believe that granting the exemption is appropriate in the public interest and consistent with the purposes of the Act to the extent that enabling the Affiliated Funds to lend to Affiliated Borrowers will increase the number of potential borrowers of Available Securities.

(iii)	Applicable Law and Analysis - Section 17(d) and Rule 17d-l

Section 17(d) of the Act and Rule 17d-1 thereunder, with certain exceptions not here relevant, make it unlawful for any affiliated person of or principal underwriter for a registered investment company, or any affiliated person of the person or principal underwriter, acting as principal to participate in or effect any transaction in connection with any joint enterprise or other joint arrangement or profit-sharing plan in which the registered investment company is a participant, unless an application regarding the joint enterprise or other joint arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order of the Commission. Rule 17d-1 provides that, in passing upon this type of application, the Commission will consider whether the participation of the registered investment company in the joint enterprise or joint arrangement or profit-sharing plan is consistent with the provisions, policies and purposes of the Act and the extent to which the participation is on a basis different from or less advantageous than that of the other participants.

(iv)	Relief Requested - Section 17(d) and Rule 17d-1

To the extent that the proposed lending transactions described herein may be deemed to involve a “joint enterprise or joint arrangement or profit-sharing plan” within the meaning of Section 17(d) of the Act and Rule 17d-1 thereunder, Applicants respectfully request that the Commission issue an order, pursuant to Rule 17d-1, permitting the Transactions in the manner, and subject to the conditions, described herein.

Applicants submit that the Affiliated Borrowers will borrow securities from the Affiliated Funds on an arm’s length basis. In addition, the participation of the Affiliated Borrowers in the proposed loan transactions will be on terms at least as favorable to the Affiliated Fund as the Affiliated Borrowers provide to unrelated lenders on comparable transactions. The Board, including a majority of the Independent Trustees, will review quarterly reports on the lending transactions, which will include a review of those lending transactions effected with the Affiliated Borrowers. Accordingly, Applicants believe that permitting the Affiliated Fund to lend Available Securities to Affiliated Borrowers is consistent with the Act and that the conditions pursuant to which Affiliated Borrowers may participate in the Program as described above will ensure that an Affiliated Fund’s loan transactions with Affiliated Borrowers will be on a basis no less advantageous than in the case of loan transactions with other Borrowers.

Based on the foregoing, Applicants believe that each Affiliated Fund’s participation in proposed Transactions with Affiliated Borrowers (i) will not be on a basis different from or less advantageous than that with other Borrowers; and (ii) is consistent with the provisions, policies and purposes of the Act.

C.	Precedent

In several orders, the Commission has granted relief from Sections 17(a)(3) and Section 17(d) of the Act and Rule 17d-1 thereunder, to permit a broker-dealer to borrow securities from an affiliated registered investment company.8

D.	Conclusion

For the reasons stated above, the Applicants believe that it is appropriate for the Commission to grant an order exempting Applicants from the provisions of Section 17(a)(3) of the Act and an order pursuant to Section 17(d) and Rule 17d-1 thereunder, as requested in this Section IV.

V.  CONDITIONS

The Affiliated Funds presently use only third-party lending agents and, while this is the case, Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions.

1.         The Program will comply with all present and future applicable guidelines of the Commission and its Staff regarding securities lending arrangements.

_________________________

8  Maxim Series Fund Inc.; Credit Suisse Asset Management, LLC; BISYS Fund Services Limited, Partnership (812-12078), Investment Company Act Release Nos. 24488 (June 6, 2000) (order) and 24449 (May 9, 2000) (notice); PaineWebber America Fund (812-10620), Investment Company Act Release Nos. 23322 (July 21, 1998) (order) and 23284 (June 24, 1998) (notice); and The Latin American Discovery Fund Inc. (812¬9934), Investment Company Act Release Nos. 22711 (June 17, 1997) (order) and 22679 (May 21, 1997) (notice). See also, IDS Mutual, Inc. (812-5766), Investment Company Act Release Nos. 15160 (June 19, 1986) (order) and 15109 (May 20, 1986) (notice), as amended (812-7262) by Investment Company Act Release Nos. 18299 (September 9, 1991) (order) and 18269 (August 12, 1991) (notice).

2.         No Affiliated Fund will make any loan to any Affiliated Borrower except pursuant to procedures adopted by the Board reasonably designed to provide that the fees to the Affiliated Fund attributable to such loan are fair and reasonable.

3.         The Program will be monitored on a daily basis by the Chief Compliance Officer (or their designee). The Chief Compliance Officer will review the terms of each loan to Affiliated Borrowers for comparability with loans to unaffiliated Borrowers and conformity with the procedures, and will periodically, and at least quarterly, report his or her findings to the Board, including a majority of the Independent Trustees.

4.         The Board, including a majority of the Independent Trustees, will (a) determine no less frequently than quarterly that all transactions with Affiliated Borrowers effected during the preceding quarter were effected in compliance with the requirements of the procedures adopted by the Board and the conditions of this order if granted and that such transactions were conducted on terms which were reasonable and fair, and (b) review no less frequently than annually such requirements and conditions for their continuing appropriateness.

5.         The Affiliated Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures as supplied by each Lending Agent (and any modifications thereto) which are followed in lending securities and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any loan occurs, the first two years in an easily accessible place, a written record of each loan setting forth the number of shares loaned, the face amount of the securities loaned, the fee received, the identity of the Borrower, the terms of the loan and any other information or materials upon which the finding was made that each loan made to any Borrower was fair and reasonable and that the procedures followed in making such loan were in accordance with the other undertakings set forth in this Application.

If in the future the Affiliated Funds employ an affiliated lending agent, Applicants propose the following conditions, in addition to the conditions above, apply to any relief granted hereunder to reduce the possibility of abuses arising out of potential conflicts of interest and to ensure that the terms of all principal transactions with Affiliated Borrowers will be fair and reasonable to the Affiliated Fund and will not involve overreaching. Applicants agree that any order of the Commission granting the requested relief will be subject to the following additional conditions.

1.         On an aggregate basis, each Affiliated Fund will make a least 50% of its portfolio securities loans to unaffiliated Borrowers.

2.         The total value of securities loaned to any one Borrower on the approved list will be in accordance with a schedule of each Affiliated Fund’s investment policies and any limitations on lending of portfolio securities to be approved by the Board, but in no event will the total value of securities lent to any single Affiliated Borrower exceed 10% of the net assets of an Affiliated Fund, computed at market value.

Vl.  PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, each Applicant hereby states that its address is as listed on the cover of this Application.

Applicants further state that all written communications concerning this Application should be directed to:

J. Christopher Jackson, Director and Head of U.S. Retail Legal

Deutsche Asset Management -- Legal Division

280 Park Avenue, Mail Stop NYC 03-0622

New York, New York 10017

and

with copies of all communications to:

W. John McGuire, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

and

Kathleen M. Long, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

It is desired that the Commission issue the order requested herein pursuant to Rule 0-5 without a hearing being held.

VII.  AUTHORIZATION AND VERIFICATION

Pursuant to Rule 0-2(c) under the Act, each Applicant hereby states that all actions necessary to authorize the execution and filing of this Application in its name and on its behalf have been taken, and the persons signing and filing this Application are authorized to do so. Joseph Polizzotto is authorized to sign and file this document on behalf of Deutsche Bank Securities Inc. pursuant to the general authority vested in him as Managing Director and General Counsel. Caroline Pearson is authorized to sign and file this document on behalf of Deutsche Investment Management Americas Inc. pursuant to the following resolution adopted by the Directors of Deutsche Investment Management Americas Inc. via unanimous written consent dated August 5, 2009:

WHEREAS, the Corporation and certain mutual funds managed by the Corporation (the “DWS Funds”) have proposed to seek an Exemptive Order from the U.S. Securities and Exchange Commission in order to obtain relief to allow the DWS Funds to lend portfolio securities to affiliated borrowers, specifically, to Deutsche Bank Securities Inc.;

RESOLVED, that in connection with such proposed application for exemptive relief (attached hereto as Exhibit A), Michael Colon, Chief Operating Officer of the Corporation, Caroline Pearson, Managing Director of the Corporation, and John Millette, Director of the Corporation be, and each of them hereby is, authorized, empowered, and directed, for and on behalf and in the name of the Corporation, to take such actions as may be deemed necessary and advisable to carry out the purpose and intent of the foregoing resolution.

Dirk Bruckmann and Georg Schuh are each authorized to sign and file this document on behalf of Deutsche Asset Management International GmbH. Mr. Bruckmann is signing pursuant to the general authority vested in him as Managing Director and Mr. Schuh is signing pursuant to the general authority vested in him as Managing Director and as a member of the Board of Directors. John Millette is authorized to sign and file this document on behalf of the Funds pursuant to the following resolution adopted by each Fund’s Board of Trustees/Directors (except The Central Europe and Russia Fund, Inc., The European Equity Fund, Inc., and The Germany Fund, Inc.) at a meeting held on July 15-16, 2008:

RESOLVED, that the appropriate officers be, and they hereby are, authorized to file on behalf of the Fund an exemptive application with the Securities and Exchange Commission for exemptive relief from the requirements of the Investment Company Act of 1940, as amended, with respect to the Funds’ Securities Lending Arrangements.

John Millette is authorized to sign and file this document on behalf of The Central Europe and Russia Fund, Inc., The European Equity Fund, Inc., and The Germany Fund, Inc. pursuant to the following resolution adopted by each Fund’s Board of Directors at a meeting held on July 21, 2008:

RESOLVED, that the filing of the exemptive application regarding securities lending and affiliates with the Securities and Exchange Commission is hereby approved.

The verifications on behalf of the Applicants required by Rule 0-2(d) under the Act are attached hereto as Exhibit A-1 through A-4.

VIlI.  CONCLUSION

For the reasons set forth above, Applicants believe that:

the terms of the Program are reasonable and fair and do not involve overreaching on the part of any person concerned;

the Affiliated Funds’ participation in the Program is consistent with each Affiliated Fund’s investment policies and restrictions; and

the Program is consistent with the general purposes of the Act.

Accordingly, Applicants respectfully request that a notice of the filing of this Application be published and that an order thereafter be issued granting the relief requested herein.

Respectfully submitted,

Deutsche Bank Securities Inc.

/s/ Joseph Polizzotto

Name:   Joseph Polizzotto

Title:	Managing Director and General Counsel

Deutsche Investment Management Americas Inc.

/s/ Caroline Pearson

Name:   Caroline Pearson

Title:	Managing Director

Deutsche Asset Management International GmbH

/s/ Dirk Bruckmann

Name:  Dirk Bruckmann

Title:	Managing Director

/s/ Georg Schuh

Name:  Georg Schuh

Title:	Managing Director and Director

CASH ACCOUNT TRUST

CASH MANAGEMENT PORTFOLIO

CASH RESERVE FUND, INC.

DWS ADVISOR FUNDS

DWS BALANCED FUND

DWS BLUE CHIP FUND

DWS COMMUNICATIONS FUND, INC.

DWS DREMAN VALUE INCOME EDGE FUND, INC.

DWS EQUITY 500 INDEX PORTFOLIO

DWS EQUITY TRUST

DWS GLOBAL COMMODITIES STOCK FUND, INC.

DWS GLOBAL/INTERNATIONAL FUND, INC.

DWS GLOBAL/INTERNATIONAL FUND, INC.

DWS HIGH INCOME SERIES

DWS HIGH INCOME TRUST

DWS INCOME TRUST

DWS INSTITUTIONAL FUNDS

DWS INTERNATIONAL FUND, INC.

DWS INVESTMENT TRUST

DWS INVESTMENTS VIT FUNDS

DWS MONEY FUNDS

DWS MONEY MARKET TRUST

DWS MULTI-MARKET INCOME TRUST

DWS MUNICIPAL INCOME TRUST

DWS MUNICIPAL TRUST

DWS MUTUAL FUNDS, INC.

DWS PORTFOLIO TRUST

DWS RREEF REAL ESTATE FUND, INC.

DWS RREEF REAL ESTATE FUND II, INC.

DWS RREEF WORLD REAL ESTATE & TACTICAL STRATEGIES FUND, INC.

DWS SECURITIES TRUST

DWS STATE TAX-FREE TRUST

DWS STATE TAX-FREE TRUST

DWS STRATEGIC GOVERNMENT SECURITIES FUND

DWS STRATEGIC INCOME FUND

DWS STRATEGIC INCOME TRUST

DWS STRATEGIC MUNICIPAL INCOME TRUST

DWS TARGET DATE SERIES

DWS TARGET FUND

DWS TAX FREE TRUST

DWS TECHNOLOGY FUND

DWS VALUE EQUITY TRUST

DWS VALUE SERIES, INC.

DWS VARIABLE SERIES I

DWS VARIABLE SERIES II

INVESTORS CASH TRUST

TAX-EXEMPT CALIFORNIA MONEY MARKET FUND

/s/ John Millette

Name:	John Millette
Title:	Secretary

THE CENTRAL EUROPE AND RUSSIA FUND, INC.	THE EUROPEAN EQUITY FUND, INC. THE NEW GERMANY FUND, INC.

/s/ John Millette

Name:	John Millette
Title:	Assistant Secretary

Exhibit A-1

The Applicant named below has caused this Application to be duly signed on their behalf on the 29th day of December, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

DEUTSCHE BANK SECURITIES INC.
By:	/s/ Joseph Polizzotto
Name: Joseph Polizzotto Title: Managing Director and General Counsel

Exhibit A-2

The Applicant named below has caused this Application to be duly signed on their behalf on the 29th day of December, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.
By:	/s/ Caroline Pearson
Name: Caroline Pearson Title: Managing Director

Exhibit A-3

The Applicant named below has caused this Application to be duly signed on their behalf on the 29th day of December, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

DEUTSCHE ASSET MANAGEMENT INTERNATIONAL GmbH
By:	/s/ Dirk Bruckmann
Name: Dirk Bruckmann Title: Managing Director

By:	/s/ Georg Schuh
Name: Georg Schuh Title: Managing Director and Director

Exhibit A-4

The Applicant named below has caused this Application to be duly signed on their behalf on the 29th day of December, 2009. All action by stockholders, directors or other persons necessary to authorize the undersigned to execute and file this Application has been taken. The undersigned is familiar with the Application, and the contents thereof, and the facts therein set forth relating to the Applicant named below are true to the best of the undersigned’s knowledge, information and belief.

CASH ACCOUNT TRUST et al. (except The Central Europe and Russia Fund, Inc., The European Equity Fund, Inc., and The Germany Fund, Inc.)
By:	/s/ John Millette
Name: John Millette Title: Secretary
THE CENTRAL EUROPE AND RUSSIA FUND, INC., THE EUROPEAN EQUITY FUND, INC., AND THE GERMANY FUND, INC.
By:	/s/ John Millette
Name: John Millette Title: Assistant Secretary

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